UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

December 18, 2018
Date of Report (Date of earliest event reported)

COMMISSION FILE NUMBER: 001-35370

LUXFER HOLDINGS PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

EXPLANATORY NOTE
On December 19, 2018, Luxfer Holdings PLC (the “Company”) originally submitted a Report on Form 6-K (the “Original Report”) to the Securities and Exchange Commission. This Report on Form 6-K/A (this “Form 6-K/A”) is being submitted solely to amend the second paragraph of the “—Arrangement Agreement” subsection under the “Entry into Material Definitive Agreements” section of the Original Report to note and clarify that each outstanding share of Neo Performance Materials, Inc. will be converted into the right to receive (i) US$5.98 and (ii) 0.395 shares of the Company. No other change to the Original Report is made by this Form 6-K/A. As a matter of convenience, the entirety of the summary of the Arrangement Agreement, as amended, is reproduced below.
The summary of the Arrangement Agreement set forth in the subsection entitled “—Arrangement Agreement” of the Original Report is amended and replaced as follows:
Entry into Material Definitive Agreements
Arrangement Agreement
On December 18, 2018, Luxfer Holdings PLC (NYSE: LXFR) (the “Company”), 2671219 Ontario Inc., a wholly-owned subsidiary of the Company (the “Purchaser”), and Neo Performance Materials, Inc. (“Neo”), entered into a definitive arrangement agreement (the “Arrangement Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Purchaser will acquire all of the issued and outstanding shares of Neo, as part of a court-approved plan of arrangement under Canadian law (the “Arrangement”). Upon consummation of the transaction, Neo will become a wholly-owned subsidiary of the Company. The boards of directors of the Company and Neo have approved the Arrangement Agreement. A copy of the Arrangement Agreement is filed as Exhibit 2.1 and incorporated herein by reference.
At the closing of the transaction, pursuant to the terms and subject to the conditions of the Arrangement Agreement, each outstanding share of Neo (other than such shares with respect to which dissent rights have been validly exercised and not withdrawn) will be converted into the right to receive (i) US$5.98 in cash and (ii) 0.395 shares of the Company.
Upon completion of the transaction, existing Neo shareholders will own approximately 36 percent and existing Company shareholders will own approximately 64 percent of the outstanding shares of the combined company. The transactions contemplated by the Arrangement Agreement will be submitted for adoption and approval at meetings of the shareholders of the Company and Neo, respectively.
The completion of the transaction is subject to customary closing conditions, including among other things, receipt of court and shareholder approvals and receipt of regulatory approvals. The closing of the transaction is not subject to financing. The Arrangement Agreement contains certain customary and other representations and warranties and covenants. The Company and Neo anticipate that the transaction will be completed in the first half of 2019.
In connection with the transaction, immediately after the closing, it is contemplated that the Company board of directors will be comprised of the existing members of the Company board of directors, in addition to (i) one director designated by any Neo shareholder that holds a number of Neo shares that will entitle such holder to receive an amount equal to or greater than 15 percent of the outstanding Company shares issued and outstanding on a pro forma basis, for so long as such shareholder holds at least 15 percent of the outstanding shares of the Company and (ii) up to two independent directors from the Neo board of directors.
Directors of the Company and each of the chief executive officer and chief financial officer of the Company have entered into a voting agreement pursuant to which they have agreed to vote their shares of Company common stock in favor of the Arrangement. A copy of this voting agreement is filed as Exhibit 10.1 and incorporated herein by reference.
The Arrangement Agreement also provides for certain termination rights for both parties, and further provides that, upon termination of the Arrangement Agreement under specified circumstances, Neo may be required to pay the Company a termination fee of US$21.5 million. Additionally, upon termination of the Arrangement Agreement under specified circumstances, a party may be required to reimburse the other party for all out-of-pocket expenses relating to the transactions contemplated by the Arrangement Agreement, up to a maximum amount of US$3.5 million.
The foregoing description of the Arrangement Agreement and the voting agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the voting agreement, which are filed as Exhibit 2.1 and Exhibit 10.1 hereto, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2019	LUXFER HOLDINGS PLC
/s/ Alok Maskara
Name: Alok Maskara
Title: Chief Executive Officer